UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32433/ January 24, 2017

In the Matter of

DFA INVESTMENT DIMENSIONS GROUP INC.,
DIMENSIONAL EMERGING MARKETS VALUE FUND,
DIMENSIONAL INVESTMENT GROUP INC.,
THE DFA INVESTMENT TRUST COMPANY, and
DIMENSIONAL FUND ADVISORS LP

6300 Bee Cave Road, Building One, Austin, TX 78746

(File No. 812-14622)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund, Dimensional Investment Group Inc., The DFA Investment Trust Company and Dimensional Fund Advisors LP filed an application on March 4, 2016 and an amendment to the application on August 11, 2016, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On December 29, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32406). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund, Dimensional Investment Group Inc., The DFA Investment Trust Company and Dimensional Fund Advisors LP (File No. 812-14622) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary